Exhibit 99.1(a)(5)(C)

FROM:	Gene Hall, Chief Executive Officer
SUBJECT:	Gartner, Inc. Stock Option Repurchase Program
DATE:	September 9, 2005
     I would like to announce that we have extended the offer period for the employee Stock Option Repurchase Program. The offer period will now expire at midnight, New York City Time, on September 20, 2005. Please note that this date may change if we choose to extend the offer period further.
     As you know, the Stock Option Repurchase Program allows you to sell your eligible stock options for a cash payment. The offered price is based on a current valuation of the option and, as a result, you may be offered different prices for different options. If you choose to sell your options in the Stock Option Repurchase Program, you must sell all your eligible options.
     To participate in the Stock Option Repurchase Program, you must properly complete the Election Form and submit it before the offer expires at midnight, New York City Time, on September 20, 2005. If Mellon has not received your properly completed and signed Election Agreement before the offer expires, you will be deemed to have rejected this offer and you will keep your options. These forms are included in the Offer to Purchase, which is available on http://www.corporate-action.net/gartner and http://www.sec.gov.
     If you are employed in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Singapore, South Korea, Sweden, Switzerland, Taiwan, United Kingdom, or the United States and receive a PIN via e-mail, you should elect online, with no paper submission necessary. Generally, we prefer that you elect to tender your Eligible Options via the website, but you may also submit your election agreement to Mellon by sending it through the mail.
     If you are employed in Brazil, you must return a signed copy of your election agreement to Mellon via mail using the mailing address listed below. Please allow ample time for any mailed documents to arrive because your election will not be timely made unless it is received by Mellon by midnight, New York City Time, on September 20, 2005.

By Mail:	By Overnight Courier:
Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Reorganization Dept.	Attn: Reorganization Dept.
P.O. Box 3301	85 Challenger Road
South Hackensack, NJ 07606 USA	Mail Stop — Reorg.
Ridgefield Park, NJ 07660 USA
     The Stock Option Repurchase Program is being made under the terms and subject to the conditions of an Offer to Purchase and the related Election Agreement, which have been provided to you and which are available at the Web site of Mellon Investor Services LLC (“Mellon”), our third-party administrator for the Stock Option Repurchase Program (http://www.corporate-action.net/gartner) and in our SEC filing which can be accessed on the SEC’s web site at http://www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.
     Please carefully read all of the offer documents. Please direct any questions you may have to Mellon at the following telephone numbers: +1-888-451-6741 (toll-free within the United States) or +1-201-373-5156 (by reverse charges if required) outside the United States.
     Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Purchase. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Repurchase Program. As mentioned above, if you choose not to participate, you will retain your current options under their current terms and conditions.